Exhibit 99.2

EPWK HOLDINGS LTD. Announces Closing of Initial Public Offering

Xiamen, China, February 7, 2025 (/PRNewswire) – EPWK HOLDINGS LTD. (the “Company”) (NasdaqGM: EPWK), a company that connects businesses with great talents through innovative and efficient cloud-sourcing platforms, today announced the closing of its initial public offering (the “Offering”) of 2,750,000 Class A ordinary shares at a public offering price of $4.10 per share. The Class A ordinary shares commenced trading on Nasdaq Global Market under the ticker symbol “EPWK” on February 6, 2025.

The Company received aggregate gross proceeds of $11.275 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters an option, exercisable within 30 days after the closing of the Offering, to purchase up to an additional 412,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering was conducted on a firm commitment basis.

Proceeds from the Offering will be used for business development and marketing, research and development, exploration of new product and service offerings and the creation of an online global design center, and general corporate purposes and working capital.

Cathay Securities, Inc. acted as the representative of the underwriters, with Revere Securities LLC acting as co-underwriter (collectively, the “Underwriters”) for the Offering. VCL Law LLP served as counsel to the Company. Winston & Strawn LLP served as counsel to the Underwriters.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-269657) (the “Registration Statement”), previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on February 3, 2025. The Offering was made only by means of a prospectus, forming a part of the Registration Statement. A final prospectus relating to the Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Cathay Securities, Inc. at 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About EPWK HOLDINGS LTD.

The Company connects businesses with outstanding talent through an innovative and efficient integrated crowdsourcing platform, providing creative transaction services for small and medium-sized enterprises and suppliers. The Company was founded by Huang Guohua, former chief reporter of Fujian Daily Press Group, and conducts its operations through its subsidiaries and contractual arrangements with the variable interest entity in China. For more information, please visit the Company's website: www.epwk.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations
EPWK HOLDINGS LTD.
Phone: +86 0592-5978725
Email: chenyanjun@epwk.com